SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2.
(Amendment No. )*

Heliogen, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

42329E105
(CUSIP Number)

December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	42329E105

1	NAMES OF REPORTING PERSONS

Prime Movers Lab Fund I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
19,930,277
	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
19,930,277

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,930,277

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.9%[1]

12	TYPE OF REPORTING PERSON*
PN

1	The percentages used herein and in the rest of this Schedule 13G calculated based on 183,367,037 shares of Heliogen’s Common Stock outstanding as of December 30, 2021, as provided by the issuer.

CUSIP NO.	42329E105

1	NAMES OF REPORTING PERSONS

Prime Movers Lab GP I LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
19,930,277
	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
19,930,277

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,930,277[2]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.9%

12	TYPE OF REPORTING PERSON*
PN

2
Includes 19,930,277 shares held by Prime Movers Lab Fund I LP (“PML”). Prime Movers Lab GP I LLC (“PML GP”) is the general partner of PML.  Dakin Sloss is the manager of PML GP and may be deemed to have or share beneficial ownership of the shares held by PML.

CUSIP NO.	42329E105

1	NAMES OF REPORTING PERSONS

Heliogen PML SPV 1 LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,668,457
	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,668,457

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,668,457

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.6%

12	TYPE OF REPORTING PERSON*
PN

CUSIP NO.	42329E105

1	NAMES OF REPORTING PERSONS

Prime Movers Lab GP II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
6,668,457
	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
6,668,457

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,668,457[3]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
3.6%

12	TYPE OF REPORTING PERSON*
PN

3
Includes 6,668,457 shares held by Heliogen PML SPV 1 LP (“Heliogen PML”). Prime Movers Lab GP II LLC (“PML GP II”) is the general partner of Heliogen PML.  Dakin Sloss is the manager of PML GP II and may be deemed to have or share beneficial ownership of the shares held by Heliogen PML.

CUSIP NO.	42329E105

1	NAMES OF REPORTING PERSONS

Dakin Sloss

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
26,598,734
	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
26,598,734

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,598,734[4]

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
14.5%[4]

12	TYPE OF REPORTING PERSON*
IN

4
Consists of (i) 19,930,277 shares held by PML and (ii) 6,668,457 shares held by Heliogen PML. PML GP I is the general partner of PML and PML GP II is the general partner of Heliogen PML. Dakin Sloss is the manager of PML GP I and PML GP II and as a result may be deemed to have or share beneficial ownership of the shares held by PML and Heliogen PML.

Item 1(a)	Name of Issuer:

The name of the issuer is Heliogen, Inc. (“Heliogen”).

Item 1(b)	Address of Issuer's Principal Executive Offices:

Heliogen's principal executive office is located at 130 W Union St., Pasadena, CA 91103

Item 2(a)	Name of Person Filing:

This Schedule 13G is being jointly filed on behalf of the following persons (collectively, the “Reporting Persons”):

1. Prime Movers Lab Fund I LP (“PML”);
2. Prime Movers Lab GP I LLC (“PML GP I”);
3. Heliogen PML SPV 1 LP (“Heliogen PML”);
4. Prime Movers Lab GP II LLC (“PML GP II”); and
5. Dakin Sloss

Item 2(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Persons is P.O. Box 12829, Jackson, WY, 83002.

Item 2(c)	Citizenship:
PML is a Delaware limited partnership, PML GP I is a Delaware limited liability company, Heliogen PML is a Delaware limited partnership, and PML GP II is a Delaware limited liability company. Dakin Sloss is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP No.:

42329E105

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not applicable.

Item 4	Ownership:
1.	Prime Movers Lab Fund I LP
	(a)	Amount beneficially owned: 19,930,277

	(b)	Percent of class: 10.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 19,930,277

		(iii)	Sole power to dispose or direct the disposition: 0

		(iv)	Shared power to dispose or direct the disposition: 19,930,277

2.	Prime Movers Lab GP I LLC
	(a)	Amount beneficially owned: 19,930,277

	(b)	Percent of class: 10.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 19,930,277

		(iii)	Sole power to dispose or direct the disposition: 0

		(iv)	Shared power to dispose or direct the disposition: 19,930,277

3.	Heliogen PML SPV 1 LP
	(a)	Amount beneficially owned: 6,668,457

	(b)	Percent of class: 3.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 6,668,457

		(iii)	Sole power to dispose or direct the disposition: 0

		(iv)	Shared power to dispose or direct the disposition: 6,668,457

4.	Prime Movers Lab GP II LLC
	(a)	Amount beneficially owned: 6,668,457

	(b)	Percent of class: 3.6%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 6,668,457

		(iii)	Sole power to dispose or direct the disposition: 0

		(iv)	Shared power to dispose or direct the disposition: 6,668,457

5.	Dakin Sloss[5]
	(a)	Amount beneficially owned: 26,598,734

	(b)	Percent of class: 14.5%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 26,598,734

		(iii)	Sole power to dispose or direct the disposition: 0

		(iv)	Shared power to dispose or direct the disposition: 26,598,734

5	Dakin Sloss is the manager of PML GP I and PML GP II, and as a result may be deemed to have or share beneficial ownership of the shares held by PML.

Item 5	Ownership of Five Percent or Less of a Class:

 If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 22, 2022

PRIME MOVERS LAB FUND I LP		HELIOGEN PML SPV 1 LP

By:	Prime Movers Lab GP I LLC	By:	Prime Movers Growth GP II LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Jon Layman	By:	/s/ Jon Layman
Name:	Jon Layman	Name:	Jon Layman
Title:	Authorized Person	Title:	Authorized Person

PRIME MOVERS LAB GP I LLC		DAKIN SLOSS

By:	/s/ Jon Layman	By:	/s/ Dakin Sloss
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC

By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person

EXHIBIT INDEX
Exhibit	Description of Exhibit

99.1	Joint Filing Agreement dated February 22, 2022

Exhibit 99.1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 22, 2022

PRIME MOVERS LAB FUND I LP		HELIOGEN PML SPV 1 LP

By:	Prime Movers Lab GP I LLC	By:	Prime Movers Growth GP II LLC
Its:	General Partner	Its:	General Partner

By:	/s/ Jon Layman	By:	/s/ Jon Layman
Name:	Jon Layman	Name:	Jon Layman
Title:	Authorized Person	Title:	Authorized Person

PRIME MOVERS LAB GP I LLC		DAKIN SLOSS

By:	/s/ Jon Layman	By:	/s/ Dakin Sloss
Name:	Jon Layman
Title:	Authorized Person

PRIME MOVERS LAB GP II LLC

By:	/s/ Jon Layman
Name:	Jon Layman
Title:	Authorized Person